Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

July 11, 2022

Via EDGAR

Mr. Gary Newberry Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Sensata Technologies Holding plc
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 10, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed April 26, 2022
File No. 001-34652

Dear Mr. Newberry:

This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated June 29, 2022 (the “Comment Letter”) based on the Staff’s review of Sensata’s Form 10-K for the Fiscal Year Ended December 31, 2021, filed on February 10, 2022, and Form 10-Q for the Quarterly Period Ended March 31, 2022, filed on April 26, 2022 (File No. 001-34652). Below the Company has reprinted each of the Staff’s comments in bold and thereunder set forth our related response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Liquidity and Capital Resources, page 53

1.We note that your table presents cash and cash equivalents held by country and expressed in U.S. dollars since this is your functional and reporting currency. We further note that approximately 17% of your total cash and cash equivalents is held in China as of December 31, 2021. Revise future filings to describe any restrictions that impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amounts of those net assets, and the potential impact on your liquidity. Please also disclose the amount of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date.

Response:

In response to the Staff’s comment, in future filings the Company will include additional disclosure regarding restrictions that impact the ability to transfer cash and cash equivalents within its organizational structure. In future filings the Company will also include additional disclosure, if and where applicable, regarding the nature of restrictions on the net assets of its subsidiaries, the amount of net assets subject to such restrictions, and the potential impact of such restrictions on the Company’s liquidity. Lastly, in future filings the Company will provide disclosure of cash and cash equivalent amounts disaggregated by currency denomination.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 20

2.We note your statement that global supply chain disruptions and shortages continue to pressure your margins and that you made progress in recovering some of these additional costs from your customers through increased pricing. Please discuss in future filings in details whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products

Response:

In response to the Staff’s comment, in future filings the Company will include additional disclosure regarding the extent to which supply disruptions and/or inflation have affected its outlook or business goals. In future filings the Company will also include additional disclosure regarding the extent to which challenges attributed to supply disruptions and/or inflation have impacted its results of operations or capital resources, and to the extent possible, the impact such challenges have had on the Company’s sales, profits, and liquidity. Lastly, in future filings the Company will provide additional disclosure, if and where applicable, of any known trends or uncertainties resulting from mitigation efforts undertaken, including whether any such mitigation efforts introduce the Company to new material risks.

Sincerely,

/s/ Paul Vasington

Paul Vasington